# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc, CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/09/2025
Amends the filing with accession number 0001140361-24-045923
Filed by CIK 0001469588
Persons authorized to receive notices and communications: Nelson Holm, 301 Commerce Street, Suite 3200, Fort Worth, Texas (TX), 76102, (817) 332-9500

## Reporting persons
- Q Global Capital Management, L.P. (CIK 0001469588): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 1,221,933; shared voting power 0; sole dispositive power 1,221,933; shared dispositive power 0; aggregate amount beneficially owned 1,221,933 (8.55% of the class)
  Comment: (1) See Item 3 with respect to source of funds in Row (4).
  (2) Q Global Capital Management, L.P., has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.
  (3) Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment: Pursuant to Rule 13d-2(a) under the Act, this Amendment No. 4 to the Schedule 13D ("Amendment No. 4") amends certain items of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "Commission") on November 8, 2024, as amended by Amendment No. 1 dated December 9, 2024, Amendment No. 2 dated December 13, 2024, and Amendment No. 3 dated December 18, 2024 (collectively, the "Schedule 13D"), relating to the shares of Common Stock, par value $0.001 per share, of ModivCare, Inc. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented and superseded, as the case may be, as follows:

QGCM has not expended any of its funds for purchases of the Common Stock reported herein. QGCM, however, expended $18,398,383.42 (excluding commissions and fees) of the funds of Q5-R5 Trading, Ltd. ("Q5") to purchase the shares of the Common Stock reported herein (the "Shares").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is supplemented and superseded, as the case may be, as follows:

As previously announced by the Issuer, on January 9, 2025, the Issuer entered into, among other transactions, a transaction to raise $75 million of additional financing under its existing term loan (the "Financing Transaction") and entered into Amendment No 5. to its Credit Agreement, dated as of February 3, 2022, as amended (the "Fifth Amendment"), and an Exchange Agreement, dated January 9, 2025 (the "Exchange Agreement"). In connection with the Financing Transaction, and as described in the Fifth Amendment and the Exchange Agreement in more detail, Q5 has agreed to exchange up to $29,110,000 of the principal amount of the Issuer's 5.000% Senior Notes due in 2029 (the "Senior Notes") held by Q5 for the corresponding principal amount of second lien senior secured PIK toggle notes to be issued by the Issuer, pursuant to the terms and subject to the conditions set forth in the Exchange Agreement.

The foregoing descriptions of the Fifth Amendment and the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Fifth Amendment and Exchange Agreement, which are incorporated by reference as Exhibit 99.2 and 99.3, respectively, and are incorporated herein by reference.

The terms of the Financing Transaction deliver on the requests previously made by the Reporting Person and described in this Schedule 13D, as amended. For example, the Reporting Person requested that the Issuer replace Mr. Shackelton as Chairman of the Issuer's board, which has occurred. In addition, the Reporting Person requested that four directors be replaced, and the terms of the Financing Transaction will result in three directors being appointed by the Issuer's investors. The Reporting Person also requested that the Issuer evaluate its financial leadership team, and the Issuer has appointed Mr. Shandler from FTI as Chief Transformation Officer. Finally, the Reporting Person sought for the Issuer to shorten its timeline to review strategic alternatives, which is also now required under the terms of the Financing Transaction.

As a result of these changes, the Reporting Person no longer seeks to influence the management of the Issuer and is now holding the shares of Common Stock of the Issuer for investment purposes only. In light of this shift to holding the shares of Common Stock of the Issuer for investment purposes only, the Reporting Person has reduced the size of its investment in the Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is supplemented and superseded, as the case may be, as follows:

REPORTING PERSON

QGCM
Because of its position as the sole Investment manager of Q5, QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares outstanding.

CONTROLLING PERSONS

QGA
Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares outstanding.

RS
Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares outstanding.

Raynor
Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is supplemented and superseded, as the case may be, as follows:

REPORTING PERSON

QGCM
As the sole investment manager of Q5, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

CONTROLLING PERSONS

QGA
As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

RS
As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

Raynor
Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is supplemented and superseded, as the case may be, as follows:

Exhibit 99.4 sets forth the purchases and sales of shares of Common Stock by the Reporting Person in the open market since the filing of Amendment No. 3 on December 18, 2024 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Q5 holds $29,110,000 of the principal amount of the Issuer's Senior Notes, which Q5 has agreed to exchange pursuant to the terms of the Exchange Agreement, as described in Item 4 above.

Texas Exchange Bank, a Texas state bank ("TEB"), which may be considered an affiliate of the Reporting Person, holds $24,034,611.53 of the principal amount of the Issuer's term loan facility. In connection with the Financing Transaction, TEB is a party to the Fifth Amendment and has agreed to backstop the Financing Transaction in a principal amount of up to approximately $4,800,000.

The Fifth Amendment is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Exchange Agreement is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.2 Fifth Amendment to the Credit Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on January 10, 2025).

99.3 Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K, filed with the SEC on January 10, 2025).

99.4 Schedule of Transactions for Item 5(c) of Amendment No. 4.

## Signatures
- Q Global Capital Management, L.P.: /s/ Nelson Holm, Nelson Holm, Assistant Secretary of Q Global Advisors, LLC, its general partner (01/13/2025)